Exhibit 21

Description of subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of registered/paid-up capital	Effective interest held

OneSolution Holdings Limited	British Virgin Islands	Investment holding	50,000 ordinary shares at par value of $1	100%

OneSolution Management Limited	British Virgin Islands	Investment holding	50,000 ordinary shares at par value of $1	100%

OneSolution Innotech Limited	Hong Kong	Product development and trading	10,000 ordinary shares for HK$10,000	100%

Heavenly Grace Limited*	Hong Kong	Product development and trading	10,000 ordinary shares for HK$10,000	100%

*	This subsidiary was acquired under the corporate restructuring exercise on November 21, 2024.